Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

June 23, 2010

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Registration Statement on Form S-1
Filed May 24, 2010
File No. 333-164348

Dear Mr.Kruczek:

By letter dated June 16, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on May 24, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Fee Table

1. Note 1 and your prospectus cover indicate that Auctus is offering 4 million shares for resale, contrary to your disclosure on page 21.  Please revise.

RESPONSE: We have revised the Registration Statement to clarify that Auctus is offering for resale 4,000,000 shares of the Company’s common stock pursuant to the Drawdown Equity Financing Agreement.  Auctus Private Equity Management, Inc., the general partner of Auctus, is offering for resale 25,000 shares of the Company’s common stock as additional consideration for entering into the Drawdown Equity Financing Agreement.  We have revised the Registration Statement throughout to reflect the proper number of total shares being registered in the Registration Statement.

The Offering, page 8

2. Please tell us what part of Exhibit 10.2 refers to the “average of two lowest closing bid price…of any two applicable trading days.”  We note that such terms do not appear to be included in Sections 1.22 or 2.1 of that exhibit.

RESPONSE: We have filed an amended Drawdown Equity Financing Agreement as Exhibit 10.2 to the Registration Statement which reflects that the Purchase Price (as defined in Section 1.19 to the Amended Drawdown Equity Financing Agreement) shall be set at 97% of the lowest closing bid price during the Pricing Period (as defined in Section 1.17 of the Amended Drawdown Equity Financing Agreement).

Our common stock may decline . . . page 17

3. With a view toward clarified disclosure, please tell us the material terms of the warrant you say was “issued in connection with the execution of the drawdown equity financing agreement.”  Also tell us how the issuance of that security and filing of this registration statement is consistent with Question 139.17 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

RESPONSE: We have amended the Registration Statement to clarify that there was not a warrant issued in connection with the execution of the Drawdown Equity Financing Agreement.  As such, we have removed all references to such warrant from the Registration Statement.

Directors, Executive Officers . . . page 39

4. Please refer to Section II.B. of Securities Act Release No. 9089 (Dec. 16, 2009) and revise your disclosure accordingly.  Also see Regulation S-K Item 401(e).

RESPONSE: We have revised the Registration Statement to disclose for each director the particular experience, qualifications, attributes or skills that led the board of directors to conclude that such person should serve as a director for the Company.

Signatures, page 81

5. Please revise to include the second paragraph of text required on the signature page and all required signatures.  It currently appears that those signatures and text are in Exhibit 24.1 rather than in your registration statement.

RESPONSE: We have revised the Registration Statement to include the necessary signatures and text on the signature page to the Registration Statement.

Exhibit 5.1

6. Please reconcile the number of securities mentioned in the second paragraph with the number in your fee table.

RESPONSE: The Company’s legal counsel has revised their legal opinion to properly reflect the number of shares being registered in the Registration Statement pursuant to the amount appearing in the fee table.

7. It is inappropriate for counsel to assume that the shares will be duly authorized, as it appears to do in the third paragraph.  Please file a revised opinion.  Ensure that the revised opinion also clarifies when the shares “will be” legally issued, fully paid and non-assessable.

RESPONSE: The Company’s legal counsel has revised their legal opinion to reflect that the shares have been duly authorized and that, when such shares are sold pursuant to the terms described in the Registration Statement, they will be legally issued, fully paid and non-assessable.

Further, the Company agrees and acknowledges that:

(1)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer